

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[Mark One]

☑ ANNUAL REPORT Pursuant to Section 15(d) 1934 For the fiscal year ended December 31, 2010.

OR

☐ TRANSITION REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Transition Period from __________ to __________ Commission File Number 0-5965.

A. Full Title of Plan:

THE NORTHERN TRUST COMPANY THRIFT-INCENTIVE PLAN

B. Name of Issuer of securities held pursuant to the plan and the address of its principal executive office:

Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

Financial Statements and Exhibits

The following financial statements and schedules are filed as part of this annual report:

1. An audited statement of net assets available for benefits as of December 31, 2010 and 2009 of The Northern Trust Company Thrift Incentive Plan and related statements of changes in net assets available for benefits for the two years then ended.

2. Supplemental schedule of assets (held at end of year) as of December 31, 2010.

Those financial statements and schedules are incorporated by reference in the Form S-8 Registration Statement under the Securities Act of 1933, The Northern Trust Company Thrift-Incentive Plan, Registration No.333-58784 and Registration No. 333-174384.

The following exhibits are being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

All other documents relating to The Northern Trust Company Thrift Incentive Plan have previously been filed with the Securities and Exchange Commission in Washington, D.C. with Form S-8 Registration Statement, The Northern Trust Company Thrift-Incentive Plan, Registration No. 333-58784 and Registration No. 333-174384.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Administrative Committee which is the plan administrator for TIP has caused this annual report to be signed by the undersigned thereunder duly authorized.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Date: June 22, 2011

By: /s/ Dawn Romei
Dawn Romei
Chairperson
Employee Benefit Administrative Committee

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the Plan) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 20, 2011

Index to Exhibits

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee

We consent to incorporation of our report dated June 20, 2011 relating to the statements of net assets available for benefit of The Northern Trust Company Thrift-Incentive Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years ended December 2010 and 2009, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010 into this Form 11-K and to incorporation by reference of such report in Form S-8 Registration Statement, Registration No. 333-58784 and Registration No. 333-174384, previously filed by Northern Trust Corporation.

/s/ **WASHINGTON PITTMAN & McKEEVER, LLC**

Chicago, Illinois
June 22, 2011

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002

In connection with the Annual Report of The Northern Trust Company Thrift-Incentive Plan (the "Plan") for the period ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dawn Vannucci, Chairperson of the Employee Benefit Administrative Committee, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.

Date: June 22, 2011

By: /s/ Dawn Romei
Dawn Romei
Chairperson
Employee Benefit Administrative Committee

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULE

YEARS ENDED DECEMBER 31, 2010 AND 2009
(With Report of Independent Registered Public Accounting Firm)

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

TABLE OF CONTENTS

WASHINGTON, PITTMAN & McKEEVER, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS

819 South Wabash Avenue
Suite 600
Chicago, Illinois 60605-2184

Ph. (312) 786-0330
Fax (312) 786-0323
www.wpmck.com

Report of Independent Registered Public Accounting Firm

The Northern Trust Company
Employee Benefit Administrative Committee

We have audited the accompanying statements of net assets available for benefits of The Northern Trust Company Thrift-Incentive Plan (the Plan) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Washington, Pittman & McKeever, LLC
WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 20, 2011

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
Assets		
Cash at bank	$ 24,962	$ -
Investments, at fair value:		
Collective trust funds	618,359,614	428,810,446
Mutual funds	448,722,136	526,517,843
Northern Trust Corporation common stock	422,122,356	434,174,820
Total investments	1,489,204,106	1,389,503,109
Receivables:		
Accrued interest and dividends receivable	2,175,006	2,333,947
Employer contribution receivable	624,826	1,528,730
Participant contribution receivable	1,900,240	1,865,645
Notes receivable from participants	23,548,950	22,006,102
Total receivables	28,249,022	27,734,424
Total assets	1,517,478,090	1,417,237,533
Liabilities		
Expenses payable	123,944	-
Net assets available for benefits at fair value	1,517,354,146	1,417,237,533
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,874,223)	(8,083,520)
Net assets available for benefits	$ 1,503,479,923	$ 1,409,154,013

See accompanying notes to financial statements.

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Additions:		
Investment income:		
Net appreciation in fair value of investments	$ 122,076,148	$ 147,492,300
Interest	4,109,207	4,030,750
Interest from participant loans	1,308,461	1,432,291
Dividends	12,874,778	14,497,579
Total investment income	140,368,594	167,452,920
Contributions:		
Employer	17,064,302	26,337,774
Participants	65,367,068	56,124,832
Total contributions	82,431,370	82,462,606
Total additions	222,799,964	249,915,526
Deductions:		
Benefits paid to participants	127,111,140	102,232,294
Administrative expenses	1,362,914	1,107,042
Total deductions	128,474,054	103,339,336
Net additions	94,325,910	146,576,190
Net assets available for benefits:		
Beginning of year	1,409,154,013	1,262,577,823
End of year	$ 1,503,479,923	$ 1,409,154,013

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Plan Description

The following is a brief description of The Northern Trust Company Thrift-Incentive Plan (the Plan) provided for general information purposes only. Participants should refer to the Plan Sourcebook or the Plan document for more complete information.

(a) **General** – The Plan is a defined contribution plan whose purpose is to provide retirement benefits to eligible domestic employees of The Northern Trust Company (the Company) and any affiliates or subsidiaries which adopted the Plan.

The Plan is subject to applicable provisions of the Employee Retirement Income Security Act as amended (ERISA) and the Internal Revenue Code (the Code). The Plan has the following investment funds:

Northern Trust Stock Fund – This fund invests in common stock of Northern Trust Corporation.

Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending – The primary objective of this fund is to approximate the risk and return characterized by the Russell 2000 Index, which is commonly used to represent the small cap segment of the U.S. equity market.

Northern Institutional Funds Bond Portfolio – The Northern Institutional Bond Portfolio invests in a broad range of debt instruments with intermediate or long maturity dates.

Northern Trust Daily Collective S&P 500 Index Fund - DC - Non-Lending – This fund seeks to provide investment results approximating the aggregate price and dividend performance of the Standard & Poor's 500 Composite Stock Price Index.

Vanguard Target Retirement Funds – These funds employ strategic asset allocation strategies designed to provide diversified portfolios for participants retiring near each fund's respective target date, beginning with an income fund for those ready to retire and extending in five year increments.

1. **Plan Description (Continued)**

Victory EB Diversified Stock Fund – This fund seeks to provide long-term growth of capital by investing primarily in equity securities and securities convertible into common stock of large, established U.S. and foreign companies traded on U.S. exchanges. The fund's adviser seeks to invest in both growth and value securities.

Jennison U.S. Small Cap Equity Fund – This fund seeks to outperform the Russell 2000 Index over a one to three year period using a research driven, bottom up approach to identify attractive small cap opportunities.

Northern Funds Multi-Manager Mid Cap Fund – This fund seeks to provide long-term capital appreciation through a diversified portfolio of primarily medium market capitalization equity securities. The fund utilizes a "multi-manager" approach whereby the fund's assets are allocated to one or more sub-advisers, at percentages determined at the discretion of the investment advisers.

Northern Trust Collective S&P 400 Index Fund - DC - Non-Lending – The primary objective of this fund is to approximate the risk and return characterized by the Standard & Poor's 400 Index. This index is commonly used to represent the mid-cap segment of the U.S. equity market. To achieve its objective, the fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight.

Northern Institutional Funds International Equity Portfolio – This fund seeks to provide long-term capital appreciation by investing at least 65% of its total assets in a broad mix of foreign companies.

Northern Trust Collective Stable Asset Fund – The Stable Asset Fund seeks to provide a steady level of current income plus preservation of capital by investing in contracts with a diversified, highly rated group of insurance companies, banks and other financial institutions as well as other high quality fixed income securities.

Northern Trust Collective Aggregate Bond Index Fund – Non Lending – The primary objective of this fund is to provide investment results that approximate the overall performance of the Barclay's Capital U.S. Aggregate Index. The fund may hold units of participation in any fixed income collective fund established and maintained by the fund's trustee or any of its affiliates.

1. **Plan Description (Continued)**

Northern Trust Collective Treasury Inflation-Protected Securities (TIPS) Index Fund – Non Lending – The primary objective of this fund is to provide investment results that approximate the overall performance of the Barclay's Capital U.S. TIPS Index.

Northern Trust Collective All Country World Index (ACWI) Ex-US Fund - DC - Non Lending – The primary objective of this fund is to provide investment results that replicate the overall performance of the MSCI ACWI Ex-US Index.

The Plan also maintains the Former Northern Trust Employee Stock Ownership Plan (ESOP) Fund which holds investments in common stock of Northern Trust Corporation, as follows:

Former ESOP Fund – The Former ESOP Fund holds the remaining assets of the Northern Trust Employee Stock Ownership Plan, which was merged into the Plan effective January 1, 2005. Participants are permitted to transfer some or all of their Former ESOP Fund holdings of Northern Trust Corporation stock into the Plan's other investment funds. However participants cannot make new contributions to or transfer amounts into the Former ESOP Fund.

The Plan also maintains a Dividend Pass-Through Fund for the investment of certain dividends paid on Northern Trust Corporation stock, as follows:

Northern Dividend Pass-Through Account – This account is used for participants who elect to receive an annual cash distribution of the dividends on Northern Trust Corporation shares in their Northern Trust Stock Fund and/or Former ESOP Fund accounts. Cash dividends paid on those shares are transferred to this account and invested in high-grade money market instruments with short maturities through a collective short-term investment fund. Once each year, the dividends and related earnings are distributed in cash to the participants who made this election.

1. **Plan Description (Continued)**

The number of participants in each fund at December 31, 2010 was as follows: Northern Trust Stock Fund (7,608), Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending (5,917), Former ESOP Fund (5,110), Victory EB Diversified Stock Fund (5,047), Northern Institutional Funds Bond Portfolio (4,563), Northern Trust Collective Stable Asset Fund (4,365), Northern Institutional Funds International Equity Portfolio (4,132), Jennison U.S. Small Cap Equity Fund (3,385), Northern Funds Multi-Manager Mid Cap Fund (2,287), Northern Trust Collective ACWI Ex-US Fund - DC - Non-Lending (1,992), Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending (1,581), Northern Trust Collective Aggregate Bond Index Fund - Non-Lending (1,255), Northern Trust Collective S&P 400 Index Fund - DC - Non-Lending (931), Vanguard Target Retirement 2045 Fund (729), Vanguard Target Retirement 2025 Fund (727), Vanguard Target Retirement 2040 Fund (702), Vanguard Target Retirement 2030 Fund (689), Vanguard Target Retirement 2035 Fund (685), Northern Trust Collective TIPS Index Fund (641),Vanguard Target Retirement 2020 Fund (613), Vanguard Target Retirement 2015 Fund (499), Vanguard Target Retirement 2050 Fund (433), Vanguard Retirement Income Fund (296), Vanguard Target Retirement 2010 Fund (271), and Vanguard Target Retirement 2005 Fund (126).

(b) **Plan Administration** – The Plan is administered by the Plan's Employee Benefit Administrative Committee (the Committee). As administrator of the Plan, the Committee interprets the provisions of the Plan and decides all questions arising in the administration of the Plan. The Committee may delegate any or all of its powers under the Plan.

(c) **Eligibility** – Employees can make their own contributions after receipt of their first paycheck. Participating employees are eligible for the Company match on the first day of the month following six months of service.

(d) **Vesting** – Participants are always 100% vested in their own contributions and earnings. The Company matching and profit-sharing contributions vest 20% after one year of service and increase 20% a year until the participant is 100% vested at the end of five years.

1. **Plan Description (Continued)**

(e) **Employee Contributions** – Participants may elect to contribute from 1% to a maximum of 40% (in whole percentage points) of their base salary to the Plan. In addition, these contributions may be made with both before-tax and after-tax dollars. In 2010, a participant's annual before-tax contributions may not exceed $16,500 except in the case of additional catch-up contributions for participants who have attained age 50 before the end of a Plan year.

Newly hired participants who do not begin contributing to the Plan as soon as they are eligible will be automatically enrolled in the Plan by the time they receive their fourth paycheck. The initial contribution rate for participants who are automatically enrolled is 3% on a before-tax basis, and these contributions are invested in the Vanguard Target Retirement Fund nearest to the participant's projected retirement age of 62. Participants may elect to cancel or change this automatic enrollment before it becomes effective and may also make changes at any time to the contribution rate, before- or after-tax contribution basis, and how contributions are vested.

In 2010, participants could split their contributions among any of the thirteen investment funds and the eleven additional Vanguard Target Retirement Funds in increments of 1%. The Northern Trust Stock Fund is designated as an employee stock ownership plan. The Former ESOP Fund also constitutes an employee stock ownership plan. Participants may elect to have dividends on the shares of Northern Trust Corporation stock in either or both of these Funds reinvested quarterly in Northern Trust Corporation stock or paid to the participants annually in cash. Participant contributions may be limited in certain instances so as not to exceed certain maximum amounts established by the Code and related IRS regulations.

Participants may direct their own contributions and related Company contributions into any of the Plan's fund options except for the Former ESOP Fund. Participants may change their elections and transfer balances between funds at any time, subject to certain quarter-end restrictions affecting Northern Trust Corporation stock and certain fund trading restrictions.

1. **Plan Description (Continued)**

(f) **Employer Contributions** – The Company makes a matching contribution of up to 4.5% of a participant's eligible pay. In 2010 and 2009, the Company contributed $1.00 for each $1.00 the participant contributed on the first 3% of pay. Additionally, in 2009 the Company contributed an additional $0.50 for every $1.00 the participant contributed on the next 3% of pay. To obtain the full match in 2009, a participant must have contributed at least 6% of eligible pay during the year. Matching contributions are made to participants' accounts each payday.

Effective January 1, 2010, the Plan was amended to provide that the Company matching contributions include both a core component and a component contingent on Northern Trust Corporation reaching an annual earnings goal. Regardless of corporate performance, there will be a minimum Company Matching Contribution of $0.50 on every $1.00 that a participant contributes up to 6% of pay. This is equal to 3% of pay and will continue to be made to contributing participant TIP accounts every payday. The contingent Company Matching Contribution will be an additional $0.50 on every $1.00 that a participant contributes to TIP on the first 3% of pay, equal to an additional contribution of 1.5% of pay. This contingent contribution will be made only if Northern Trust Corporation reaches an annual earnings goal and will be contributed annually after approval by the Compensation and Benefits Committee of the Board of Directors. A contingent Company Matching Contribution will not be made if Northern Trust Corporation does not reach its annual earnings goal. In addition, to receive a contingent Company Matching Contribution, participants must be employed on December 31 (or on disability, approved leave of absence or have terminated employment before December 31 due to retirement under the Pension Plan or death).

In 2009, in addition to the employer matching contribution, the Plan provided for a basic profit-sharing contribution by the Company of 1% of eligible pay to the TIP accounts of participants who had completed six months of service, if they were employees on December 31 of the respective Plan year (or on disability, an approved leave of absence, or had retired or died during the Plan year). The 1% basic profit-sharing contribution was initially invested in the Northern Trust Stock Fund. The profit-sharing contribution was contingent upon Northern Trust Corporation attaining an earnings goal established by the Company's Board of Directors at the beginning of the year. The Compensation and Benefits Committee also had the discretion to authorize an additional profit sharing contribution for eligible participants who were not eligible to receive a bonus under the Northern Partners Incentive Plan. The Plan has been amended to eliminate the basic and discretionary profit-sharing contributions for Plan years beginning subsequent to December 31, 2009.

NOTES TO FINANCIAL STATEMENTS

1. **Plan Description (Continued)**

(g) **Benefits, Withdrawals and Forfeitures** – Upon a termination for permanent disability, death, or the attainment of age 65, a participant or beneficiary is entitled to receive the participant's entire balance in the Plan. If a participant terminates for any other reason, the unvested portion of his employer contribution accounts will be forfeited. These forfeitures will be used to reduce the current year's employer contributions. Forfeitures amounted to $714,425 and $483,081 for the years ended December 31, 2010 and 2009, respectively.

Participants may also elect to withdraw a portion of their accounts subject to various restrictions as outlined in the Plan. A participant's before-tax account may only be withdrawn for reasons of financial hardship as defined by the Code and related Internal Revenue Service regulations.

(h) **Participant Loans** – Participants may borrow against the vested portion of their Plan accounts, excluding amounts attributable to the Former ESOP Fund. Participants can borrow a minimum of $1,000, with additional increments of $1.00. Loans must be paid back over a maximum of five years (15 years for home loans) and bear a reasonable rate of interest. All loans are subject to various restrictions as outlined in the Plan. However, in no case can a participant's entire loan balance exceed the lesser of 50% of his vested account balance or $50,000. Payments to the Northern Trust Stock Fund may be restricted from time to time in accordance with Northern Trust Corporation's Statement of Confidential Information and Securities Trading.

Effective January 1, 2010, the Plan was amended to add an administrative fee in connection with TIP loans. The fee of $75.00 per loan will be added to the principal loan amount and reflected in the payments deducted each payroll period from a participant's paycheck.

(i) **Plan Termination** – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will become fully vested.

2. **Summary of Significant Accounting Policies**

A summary of the Plan's significant accounting policies, consistently applied in the preparation of the accompanying financial statements, is as follows:

(a) **Basis of Accounting** – The financial statements of the Plan are presented under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America.

(b) **Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(c) **Valuation of Investments** – The Plan's investments are stated at fair value. Shares of mutual and collective trust funds are valued at their net asset value (NAV) per share, as reported by the fund manager. Northern Trust Corporation common stock is valued at the closing price reported by NASDAQ.

The Plan's policy is to recognize transfers between fair value levels as of the actual date of the event or change in circumstance that caused the transfer. This policy is the same for both transfers into and out of the levels.

(d) **Fully Benefit Responsive Investment Contracts** – As described in *Defined Contribution Pension Plans* topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), investment contracts held in the Northern Institutional Collective Stable Asset Fund by the Plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the above topic, the statement of net assets available for benefits presents the fair value of the investment contracts in the Northern Institutional Collective Stable Asset Fund as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

2. **Summary of Significant Accounting Policies (Continued)**

(e) **Investment Income Recognition** – Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. At the time investments are sold, the difference between the original cost (computed on an average cost basis) and the proceeds received is recorded as a realized gain or loss in the financial statements. The unrealized appreciation (depreciation) of investments represents the change in the market value from the beginning of the plan year (or date the investments were purchased, if later) to the end of the plan year (or date the investments were sold, if earlier).

(f) **Contributions** – Contributions from the Company are accrued based upon amounts required to be funded under the provisions of the Plan.

(g) **Administrative Expenses** – During 2010 and 2009, certain administrative expenses were paid by the Plan, as authorized by Plan documents and the Committee. The remaining 2010 and 2009 administrative expenses were paid by the Company.

(h) **Payment of Benefits** – Benefit payments are recorded when paid.

(i) **Reclassifications** – Certain amounts in the 2009 financial statements have been reclassified for comparative purposes. These reclassifications had no effect on the net assets available for benefits at December 31, 2009.

(j) **Reporting of Loans to Participants** – In September 2010, FASB issued authoritative guidance that amends the classification, measurement and disclosure requirements for loans to participants by defined contribution pension plans. The revised guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Additionally, fair value disclosures are no longer required for loans to participants. This guidance was effective for annual periods ending after December 15, 2010. The adoption of this guidance had no impact on the Plan's Net Assets Available for Benefits.

2. **Summary of Significant Accounting Policies (Continued)**

(k) **Fair Value Measurements** – In January 2010, the FASB issued Accounting Standard Update (ASU) 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06). ASU 2010-06 requires new disclosures regarding transfers into or out of Level 1 and Level 2 and requires that an entity present separately information about Level 3 purchases, sales, issuances, and settlements. ASU 2010-06 also clarifies existing disclosure requirements regarding the level of disaggregation that an entity should provide in its fair value disclosures and the level of detail an entity should disclose about the valuation techniques and inputs used in its fair value measurements. The new disclosures and clarifications of existing disclosures are effective for Plan reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements, which are effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 addresses financial statement disclosures only, adoptions of its provisions do not impact the Plan's financial statements.

3. **Investments**

The Plan follows the guidance issued under the *Fair Value Measurements and Disclosures* topic of the FASB ASC, which defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. This standard establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

3. **Investments (Continued)**

Level 1 inputs are quoted, active market prices for identical assets or liabilities. The Plan's Level 1 investments include mutual and collective trust funds. Share prices of the funds, referred to as a fund's Net Asset Value (NAV), are calculated daily by the fund's manager based on the closing market prices and accruals of securities in the fund's total portfolio (total value of the fund) divided by the number of fund shares currently issued and outstanding. Redemptions in these funds occur by contract at the respective fund's redemption date NAV. The Plan also holds investments in Northern Trust Corporation common stock, which is valued at the closing price reported by NASDAQ.

Effective July 31, 2010, investments in collective trust funds of $428,548,138, previously categorized as Level 1 investments, were transferred to Level 2 as the NAV's for the collective trust funds were no longer computed on a daily basis. As of December 31, 2009, the collective trust funds are valued based on a daily NAV and were classified as Level 1 investments.

Level 2 inputs are observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets. The Plan's Level 2 investments consist of collective trust funds. The NAVs of the funds are calculated on a scheduled basis using the closing market prices and accruals of securities in the funds (total value of the funds) divided by the number of fund shares currently issued and outstanding. Redemptions of the collective trust funds occur by contract at the respective fund's redemption date NAV. The Plan did not hold any investments classified as Level 2 investments at December 31, 2009.

Level 3 inputs are unobservable inputs for an asset or liability, including inputs from internally-developed pricing models due to little or no market activity. The Plan had no Level 3 assets or liabilities at December 31, 2010. As discussed in Note 2, participant loans have been reported as receivables, in accordance with FASB ASC authoritative guidance. As such, participant loans in the amount of $22,006,102 which were previously categorized as Level 3 investments at December 31, 2009 have been reclassified accordingly and removed from the following table.

3. **Investments (Continued)**

The following table presents Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy as of December 31, 2010 and 2009:

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2010
Collective trust funds	$ -	$ 618,359,614	$ -	$ 618,359,614
Mutual funds:				
Foreign Large Blend	78,469,405			78,469,405
Domestic Large Blend	237,083,195			237,083,195
Mid-Cap Blend	27,904,243			27,904,243
Corporate Bond	105,265,293			105,265,293
Northern Trust Corporation common stock	422,122,356	-	-	422,122,356
Total investments at fair value	$ 870,844,492	$ 618,359,614	$ -	$ 1,489,204,106

Description	Level 1	Level 2	Level 3	Balance as of December 31, 2009
Collective trust funds	$ 428,810,446	$ -	$ -	$ 428,810,446
Mutual funds	526,517,843			526,517,843
Northern Trust Corporation common stock	434,174,820	-	-	434,174,820
Total investments at fair value	$ 1,389,503,109	$ -	$ -	$ 1,389,503,109

3. Investments (Continued)

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $122,076,148 and $147,492,300, respectively, as follows:

	2010	2009
Northern Institutional Funds Bond Portfolio	$ 3,004,573	$ 3,191,345
Northern Funds Multi-Manager Mid Cap Fund	5,124,899	6,012,971
Northern Institutional Funds Focused Growth Portfolio A	(608,109)	8,567,549
Northern Institutional Funds International Equity Portfolio	4,477,945	19,545,762
Northern Trust Collective Stable Asset Fund	9,815,260	11,048,004
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	29,086,384	39,141,888
Northern Trust Collective ACWI Ex-US Index Fund - DC - Non-Lending	5,261,992	-
Northern Trust Collective Russell 2000 Index Fund - DC - Non-Lending	2,111,136	-
Northern Trust Collective S&P 400 Index Fund - DC - Non-Lending	1,217,984	-
Northern Trust Collective TIPS Index Fund - Non-Lending	306,642	-
Northern Trust Collective Aggregate Bond Index Fund - Non-Lending	228,521	-
Victory EB Diversified Stock Fund	19,247,493	-
Jennison U.S. Small Cap Equity Fund	9,529,915	-
Brandywine Fund	(375,245)	1,955,476
Dodge & Cox Stock Fund	397,974	27,291,451
Morgan Stanley Institutional Small Company Growth Fund	75,554	7,578,810
RS Partners	1,106,120	6,309,001
Vanguard Retirement Income Fund	162,425	169,412
Vanguard Target Retirement 2005 Fund	129,109	147,488
Vanguard Target Retirement 2010 Fund	607,098	1,083,012
Vanguard Target Retirement 2015 Fund	1,569,233	2,276,062
Vanguard Target Retirement 2020 Fund	1,491,785	1,744,520
Vanguard Target Retirement 2025 Fund	1,477,250	1,949,804
Vanguard Target Retirement 2030 Fund	998,966	1,261,652
Vanguard Target Retirement 2035 Fund	1,063,879	1,048,997
Vanguard Target Retirement 2040 Fund	706,146	751,894
Vanguard Target Retirement 2045 Fund	473,677	472,953
Vanguard Target Retirement 2050 Fund	345,631	348,106
Northern Trust Corporation Common Stock	22,556,167	5,596,143
Other Income*	485,744	-
	$ 122,076,148	$ 147,492,300

* Other income of $485,744 represents the recovery of prior loss on an investment fund that is no longer included within the Plan.

3. **Investments (Continued)**

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2010 and 2009:

	2010	2009
Northern Corporation Common Stock	$422,122,356	$ 434,174,830
Northern Institutional Funds International Equity Portfolio	78,469,405	95,648,758
Northern Trust Collective S&P 500 Index Fund	225,852,909	180,065,455
Northern Trust Collective Stable Asset Fund	239,972,471	245,549,189
Northern Institutional Funds Bond Portfolio	105,265,293	106,683,073
Victory EB Diversified Stock Fund	141,800,028	-
Dodge & Cox Stock Fund	-	121,685,910

4. **Related-Party Transactions**

Certain Plan investments are shares of funds managed by the Company or one of its affiliates. The Company or one of its affiliates serves as trustee, custodian or administrator for these funds. The Plan also holds investments in shares of Northern Trust Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no identified prohibited transactions with a party-in-interest.

5. **Reconciliation of Financial Statements to Schedule H of Form 5500**

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net Assets Available for Benefits per the Financial Statements	$1,503,479,923	$1,409,154,013
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	13,874,223	8,083,520
Net Assets Available for Benefits per Schedule H of Form 5500	$1,517,354,146	$1,417,237,533

6. Tax Status

The Plan obtained its latest determination letter on October 8, 2004, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator does not have any reason to believe that the Plan is not designed or being operated in accordance with the applicable requirements of the Code.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

8. Subsequent Events

The Company evaluated subsequent events through June 20, 2011, the date the financial statements were issued, and noted no material impact on the Plan's financial statements.

Supplemental Information

THE NORTHERN TRUST COMPANY
THRIFT-INCENTIVE PLAN

Form 5500, Schedule H, 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2010

Employer Identification Number: 36-1561860; Plan Number: 002

Identity of Issue (b) and Description of Investment (c)	**Shares**	**Cost (d)**	**Fair Value (e)**
Northern Collective Short Term Investment Fund*	5,284,577	$ 5,284,577	$ 5,284,576
Northern Institutional Funds Bond Portfolio*	5,024,596	100,257,036	105,265,293
Northern Funds Multi-Manager Mid Cap Fund*	2,395,214	23,552,956	27,904,243
Northern Institutional Funds International Equity Portfolio*	8,114,727	81,426,899	78,469,405
Northern Trust Collective ACWI EX-US Fund*	463,664	46,692,092	51,980,478
Northern Trust Collective Russell 2000 Index Fund*	71,642	12,444,255	14,548,988
Northern Trust Collective S&P 400 Index Fund*	50,738	8,300,597	9,508,662
Northern Institutional Fund Stable Asset Fund*	4,705,635	196,265,714	239,972,471
Northern Trust Collective S&P 500 Index Fund*	60,778	188,501,784	225,852,909
Northern Trust Collective TIPS Index Fund*	61,860	6,941,994	7,155,761
Northern Trust Collective Aggregate Bond Index Fund*	92,162	10,230,543	10,398,382
Victory EB Diversified Stock Fund	9,962,065	122,985,062	141,800,028
Jennison U.S. Small Cap Equity Fund	24,080,098	44,240,712	53,657,387
Vanguard Retirement Income Fund	229,387	2,398,673	2,587,491
Vanguard Target Retirement 2005 Fund	150,004	1,637,420	1,759,552
Vanguard Target Retirement 2010 Fund	317,679	6,773,591	7,087,409
Vanguard Target Retirement 2015 Fund	1,445,255	16,873,463	17,950,066
Vanguard Target Retirement 2020 Fund	693,606	14,215,359	15,328,692
Vanguard Target Retirement 2025 Fund	1,260,715	14,874,845	15,910,229
Vanguard Target Retirement 2030 Fund	456,647	9,182,998	9,900,099
Vanguard Target Retirement 2035 Fund	777,290	9,109,896	10,174,732
Vanguard Target Retirement 2040 Fund	304,411	5,916,902	6,544,840
Vanguard Target Retirement 2045 Fund	330,237	3,822,354	4,458,202
Vanguard Target Retirement 2050 Fund	167,376	3,132,304	3,581,855
Northern Trust Corporation Common Stock*	7,618,162	177,444,880	422,122,356
Participant Loans* (Interest rate of 4.75%)	-	-	23,548,950
		$ 1,112,506,906	$ 1,512,753,056

* Indicates party-in-interest to the Plan